SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

AMC Entertainment Holdings, Inc.
(Name of Issuer)

AMC Preferred Equity Units, each constituting a depositary share representing a 1/100th interest in a share of Series A Convertible Participating Preferred Stock
(Title of Class of Securities)

00165C203
(CUSIP Number)

Lance Kravitz
Antara Capital LP
55 Hudson Yards
47th Floor, Suite C
New York, NY 10001
Telephone: (646) 762 8591
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,516,175

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
59,516,175

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,516,175

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 702,750,982 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement (defined below), plus (ii) 60,000,000 APEs issued to Reporting Persons (as defined below) concurrently with the Forward Purchase Agreement.

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,516,175 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
59,516,175 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,516,175 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 59,516,175  APEs owned directly by Antara Capital Master Fund LP.
(2) Based on 702,750,982 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement (defined below), plus (ii) 60,000,000 APEs issued to Reporting Persons (as defined below) concurrently with the Forward Purchase Agreement.

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,818,175 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,818,175 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,818,175 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 59,516,175  APEs owned directly by Antara Capital Master Fund LP, 1,734,885 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 567,115 APEs owned directly by Corbin Opportunity Fund LP.
(2) Based on 702,750,982 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement (defined below), plus (ii) 60,000,000 APEs issued to Reporting Persons (as defined below) concurrently with the Forward Purchase Agreement.

SCHEDULE 13D

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,818,175 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,818,175 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,818,175 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 59,516,175  APEs owned directly by Antara Capital Master Fund LP, 1,734,885 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 567,115 APEs owned directly by Corbin Opportunity Fund LP.
(2) Based on 702,750,982 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement (defined below), plus (ii) 60,000,000 APEs issued to Reporting Persons (as defined below) concurrently with the Forward Purchase Agreement.

SCHEDULE 13D

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Himanshu Gulati

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,818,175 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,818,175 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,818,175 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 59,516,175  APEs owned directly by Antara Capital Master Fund LP, 1,734,885 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 567,115 APEs owned directly by Corbin Opportunity Fund LP.
(2) Based on 702,750,982 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement (defined below), plus (ii) 60,000,000 APEs issued to Reporting Persons (as defined below) concurrently with the Forward Purchase Agreement.

Item 1.	Security and Issuer

This Schedule 13D relates to AMC Preferred Equity Units (“APEs”), each constituting a depositary share representing a 1/100th interest in a share of Series A Convertible Participating Preferred Stock, of AMC Entertainment Holdings, Inc. (the “Issuer”), having its principal executive offices at One AMC Way 11500 Ash Street, Leawood, KS 66211.

Item 2.	Identity and Background

 (a) This Schedule 13D is filed jointly by:

(i) Antara Capital Master Fund LP, a Cayman Islands exempted limited partnership (“Antara Master Fund”), with respect to the APES directly and beneficially owned by it.

(ii) Antara Capital Fund GP LLC, a Delaware limited liability company (“Antara Fund GP”), with respect to the APES indirectly and beneficially owned by it.

(iii) Antara Capital LP, a Delaware limited partnership (“Antara Capital”), with respect to the APES indirectly and beneficially owned by it;

(ii) Antara Capital GP LLC, a Delaware limited liability company (“Antara GP”), with respect to the APEs indirectly and beneficially owned by it; and

(iii) Himanshu Gulati, a United States citizen (“Mr. Gulati”), with respect to the APEs indirectly and beneficially owned by him.

Each of Antara Master Fund, Antara Fund GP, Antara Capital, Antara GP and Mr. Gulati, are sometimes collectively referred to herein as the “Reporting Persons” and each individually as a “Reporting Person.”

Each Reporting Person expressly disclaims beneficial ownership with respect to any APEs of the Issuer, other than the APEs of the Issuer owned of record by such Reporting Person.

(b) The address of the principal business office of each of the Reporting Persons is 55 Hudson Yards, 47th Floor, Suite C New York, New York 10001.

(c) The principal business of the Reporting Persons is investment management and investing in securities and other financial instruments. Antara Master Fund makes investments for its own account. The general partner of Antara Master Fund is Antara Fund GP. The investment manager of Antara Master Fund is Antara Capital. The general partner of Antara Capital is Antara GP. The sole member of Antara GP and Antara Fund GP is Mr. Gulati.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) for the citizenship of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

On December 22, 2022, the Reporting Persons acquired 60,000,000 APEs (the “Initial APEs”) offered under the Issuer’s at-the-market program at a price of $0.58225 per share for an aggregate purchase price of $34,935,000.

Schedule I sets forth all other transactions that have occurred within the last 60 days with respect to APEs beneficially owned in the aggregate by the Reporting Persons (the “Open Market Shares”). The source of the funding for the purchase of the Open Market Shares and Initial APEs was working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons.

No part of the purchase price for the Open Market Shares and the Initial APEs was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the APEs of the Issuer for investment purposes.

Except to the extent described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

On December 22, 2022, the Issuer announced it entered into a forward purchase agreement (the “Forward Purchase Agreement”) with Antara Capital, pursuant to which the Issuer will, subject to the satisfaction of certain closing conditions, (i) sell to the Reporting Persons 106,595,106 APEs for an aggregate purchase price of $75.1 million (the “Forward Purchase APEs”) and (ii) simultaneously purchase from the Reporting Persons, on a private basis, $100 million aggregate principal amount of the Issuer’s 10%/12% Cash/PIK Toggle Second Lien Notes due 2026 (the “Exchange Notes”) in exchange for 91,026,191 APEs (the “Exchange APEs” and, together with the Forward Purchase APEs, the “Private Placement APEs”). The obligation of the Issuer and Antara Capital to consummate the transactions contemplated by the Forward Purchase Agreement is conditioned upon customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the transaction is expected to close on the business day after the applicable waiting period has expired (“Closing”).

Pursuant to the Forward Purchase Agreement, the Issuer is required to hold a special meeting of the Issuer’s stockholders (the “Special Meeting”) within 90 days of the date of the Forward Purchase Agreement for a vote to (A) amend the Issuer’s amended and restated certificate of incorporation to increase the number of authorized shares of the Issuer’s Class A common stock (“Common Stock”) to a number at least sufficient to permit the full conversion of the then-outstanding shares of Series A Convertible Participating Preferred Stock into Common Stock, or to such higher number of authorized shares of Common Stock as the Issuer’s board of directors (the “Board”) may determine in its sole discretion and (B) amend the Issuer’s amended and restated certificate of incorporation to effect a 10 to 1 reverse-stock split of the Common Stock (collectively, the “Charter Amendment”). The Reporting Persons have agreed to vote or cause to be voted the Private Placement APEs and Initial APEs and any additional APEs and Common Stock owned or controlled, either directly or indirectly by the Reporting Persons, in favor of the Charter Amendment.

The description of the Forward Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Forward Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the APEs, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional APEs or other securities or derivative instruments related thereto or selling some or all of their APEs or other securities or derivative instruments, engaging in hedging or similar transactions with respect to the APEs and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D or any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of APEs outstanding contained herein are based on 702,750,982 APEs issued and outstanding, represented by (i) 642,750,982 APEs issued and outstanding as of December 22, 2022, based on a representation to that effect made by the Issuer in the Forward Purchase Agreement, plus (ii) 60,000,000 APEs issued to Reporting Persons in connection with the Forward Purchase Agreement.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 61,818,175 APEs, representing 8.8% of the outstanding APEs.

(i) Antara Master Fund has shared voting and dispositive power over 59,516,175 APEs, representing 8.5% of the outstanding APEs;

(ii) Antara Fund GP, by virtue of its status as general partner of Antara Master Fund, has shared voting and dispositive power over 59,516,175 APEs, representing 8.5% of the outstanding APEs;

(iii) Antara Capital, by virtue of its status as investment adviser to Antara Master Fund and by virtue of certain investment management agreements that provide for it to act as sub advisor to Corbin ERISA Opportunity Fund Ltd (“Corbin ERISA Fund”) and Corbin Opportunity Fund LP (“Corbin Opportunity Fund”), has shared voting and dispositive power over 61,818,175 APEs, representing 8.8% of the outstanding APEs;

(iv) Antara GP, by virtue of its status as general partner of Antara Capital, has shared voting and dispositive power over 61,818,175 APEs, representing 8.8% of the outstanding APEs; and

(v) Mr. Gulati, by virtue of his status as sole member of Antara Fund GP and Antara GP, has shared voting and dispositive power over 61,818,175 APEs, representing 8.8% of the outstanding APEs.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any APEs of the Issuer, other than the APEs of the Issuer owned of record by such Reporting Person.

(c) Schedule I sets forth all transactions with respect to the APEs effected by Reporting Persons in the past 60 days. All such transactions other than the Initial APEs, were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 4 is incorporated by reference.

The Reporting Persons have entered, and may continue from time to time to enter, into cash-settled equity swaps, options, puts, call options, put options and other derivative transactions with broker-dealers or other financial institutions counterparties that are based upon or related to the value of the Issuer’s Common Stock, with reference prices and maturity dates that vary depending upon the terms of each such derivative transaction. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares. The Reporting Persons do not have voting power or dispositive power with respect to the underlying shares of Common Stock referenced in such derivative transactions and disclaim beneficial ownership of the shares of Common Stock to which such transactions relate.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1
Forward Purchase Agreement, dated as of December 22, 2022, by and between Issuer and Antara Capital (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2022).

99.2	Joint Filing Agreement, dated as of January 3, 2023, by and among the Reporting Persons

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2023	Antara Capital Master Fund LP

By: Antara Capital LP, not in its individual corporate capacity, but solely as Investment Advisor and agent

By: Antara Capital GP LLC, its general partner

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: January 3, 2023	Antara Capital LP
By: Antara Capital GP LLC, its general partner

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: January 3, 2023	Antara Capital GP LLC

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: January 3, 2023	Antara Capital Fund GP LLC

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: January 3, 2023	/s/ Himanshu Gulati
Himanshu Gulati